October 22, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Materials for First American Strategy Funds, Inc. File No.: 811-07687
To the Commission:
     On behalf of First American Strategy Funds, Inc. (the “Registrant”), electronically transmitted herewith is the preliminary proxy statement on Schedule 14A and form of proxy. The Registrant would like to mail definitive proxy materials in early November.
     Please direct any questions or comments regarding this filing to Jennifer Goodman at (312) 609-7732 or the undersigned at (312) 609-7796.

Very truly yours,
/s/ Abigail J. Murray
Abigail J. Murray